U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                     FORM 5
               ANNUAL STATEMENT OF CHANGES IN BENFICIAL OWNERSHIP

1.    Name and Address of Reporting Person:
       Phillip L. McStotts, 746 Quaking Aspen, Murray, UT  84123

2.     Issuer Name and Ticker or Trading Symbol:
        ZEVEX International, ZVXI.

3.     IRS or Social Security Number of Reporting Person (Voluntary):

4.     Statement for Month/Year:
        12/98

5.     If Amendment, Date of Original (Month/Year):

6.     Relationship of Reporting Person to Issuer (Check all applicable):
        (X) Director     (X) Officer (give title below)
        ( ) 10% Owner    ( ) Other (specify below)

Title: Secretary Treasurer

 TABLE I -- Non-Derivative Securities Beneficially Owned

1. Title of Security    2. Trans-         3. Trans-      4. Securities Acquired (A)        5. Amount      6. Owner-      7. Nature
                           action            action         or Disposed of (D)                of             ship           of In-
                           Date              Code                                             Securities     Form           direct
                          (M/D/Y)                                                             Beneficially   Direct         Benefic-
                                                                                              Owned at       (D) or         ial
                                                                                              End of         Indirect       Owner-
                                                            Amount  (A) or (D)  Price         Month          (I)            ship
---------------------    ------------    ------------    --------------------------------  ------------   ------------   ----------




TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of  2. Conver-  3.Trans-  4. Trans-  5. Number of    6. Date      7. Title and   8. Price  9. Num-   10. Own-    11. Na-
   Deriv-       sion or    action     action     Derivative      Exer-        and Am-        of        ber of    ership       ture
   ative        Exercise   Date       Code       Securities      cisable      ount of        Deriv-    Deriv-    Form         of In-
   Security     Price of   (M/D/Y)               Acquired        and Ex-      Under-         ative     ative     of De-       direct
                Deriv-                           (A) or Dis-     piration     lying          Secur-    Secur-    rivative     Benef-
                ative                            posed of (D)    Date         Securities     ity       ities     Security:    icial
                Security                                         (M/D/Y)                               Bene-     Direct (D)   Own
                                                                 ------------ ------------             ficially  or Indirect  ership
                                                                 Date  Epir-  Title  Amount            Owned     (I)
                                                                 Exer- ation  or Number                at End of
                                                                 cisable Date of Shares                Year
----------   ----------- --------  -------    -------------   --------------- ------------- --------- ----------- ----------  ------
Employee
Stock
Option
(Right to
Buy)          5.00       10/22/98    J*       70,000 A          *     10/01/02  Common Stock 70,000 - 82,400   D

Employee
Stock
Option
(Right to
Buy)       16.4375       10/22/98    H**      70,000 D       10/01/98 10/01/02  Common Stock 70,000




* Grant to reporting person of options to buy 70,000 shares of Common Stock in transaction exempt under Rule 16b-3. The option becomes exercisable in annual increments of 17,500 each, beginning October 1, 1998, the first anniversary of the original grant.

** Cancellation of option to buy 70,000 shares of Common Stock in exchange for grant of option to buy 70,000 shares, in transaction exempt under Rule 16b-3